EXHIBIT 2.2

STOCK PURCHASE AGREEMENT

Between the undersigned, namely:

(i)

Mineros S.A., a business corporation duly organized by means of public document number 6161 dated November 14, 1974, executed in Notary 4 in the city of Medellín, domiciled in the city of Medellin, represented herein by Beatriz Uribe Restrepo, who is identified with identity card number 21,362,040 issued in Medellín, and is acting in her capacity as General Manager, and therefore of legal representative of the corporation, duly authorized by its Board of Directors, all of which is set forth in the certificate of existence and legal representation issued by the chamber of Commerce of Medellín and in Minutes 372 of the meeting of the Board held on January 16, 2008;

(ii)

Eduardo Pacheco Cortés, male, of age, domiciled in Bogotá, D.C., marital status married, who is identified by identity card number 438.129 and who is acting on his own behalf;

(iii)

Rodrigo Vasquez Mejía, male, of age, domiciled in Bogotá D.C., marital status married, who is identified by  identity card  number 45.601 and who is acting on his own behalf;

(iv)

Alvaro Escobar Restrepo, male, of age, domiciled in Bogotá D.C., marital status married, who is identified by identity card number 8.247.690 and who is acting on his own behalf;

(v)

Alberto Velasquez Echeverri, male, of age, domiciled in Bogotá D.C., marital status married, who is identified by identity card number 8300963 and who is acting on his own behalf;

(vi)

Santiago Vasquez Haupt, male, of age, domiciled in Bogotá D.C., marital status married, who is identified by identity card number 17.136.240 and who is acting on his own behalf;

(vii)

Alberto Mejía Hernández, male, of age, domiciled in Bogotá D.C., marital status married, who is identified by identity card number 17.170.745 and who is acting on his own behalf;

(viii)

Carlos Urrutia Valenzuela, married, male, of age, domiciled in Bogotá D.C., marital status married, who is identified by  identity card number 19088535 and who is acting on his own behalf, assignee of  Carlos Urrutia Holguin (deceased); and

(ix)

Juan Manuel Urrutia Valenzuela, male, of age, domiciled in Bogotá D.C., marital status divorced, who is identified by identity card number 3226501 and who is acting on his own behalf, assignee of Carlos Urrutia Holguin (deceased), all of whom shall hereinafter be referred to as the Seller or the Sellers, the parties of the first part, and the Purchaser comprised, incorporated and represented as set forth in Exhibit A to this Agreement (hereinafter the "Purchaser"), (hereinafter the Sellers and the Purchaser shall be jointly designated the "Parties" and individually a "Party"), we have agreed to execute this Stock Purchase and Sale Agreement (hereinafter the "Agreement"), which shall be governed by the clauses set forth herein below, based on the following

CONSIDERATIONS

Mineros Nacionales S.A. is duly organized to carry out its business activities in Colombia, and its stockholders are the sellers.

In December, 2007, the Sellers initiated a process for the sale of their stock holding in the Mineros Nacionales S.A. corporation with respect to the two hundred fifteen thousand one hundred ninety-nine ordinary shares (215,199), equivalent to one hundred percent (100%) of the total Mineros Nacionales S.A. shares in circulation, which are not registered in the National Registry of Securities and Issuers;

In accordance with the Regulation for the Sale and Award for the Receipt of Proposals within the Mineros Nacionales S.A. Stock Holding Sale Process, the Purchaser submitted to the Sellers a purchase proposal and was declared the grantee of same, and

In accordance with the terms and subject to the conditions set forth in this Agreement, the Sellers transfer to the Purchaser, and the Purchaser acquires from the Sellers the quantity of two hundred fifteen thousand one hundred ninety-nine (215,199) ordinary shares of Mineros Nacionales S.A. subscribed and paid up share capital.

ARTICLE I
DEFINITIONS

Section 1.1. Definition of certain terms

As used in this Agreement, the terms set forth herein below shall have the following meanings:

1.

"Shares to be Sold" shall signify the group of the two hundred fifteen thousand one hundred ninety-nine (215,199) ordinary shares, equivalent to one hundred percent (100%) of the total Mineros Nacionales S.A. shares in circulation.

2.

"Closing Proceeding" shall signify the act proceeding which (i) the Sellers shall verify the payment of the Operation Price by the Purchaser; (ii) the Sellers shall give instructions to Mineros Nacionales S.A. to record the transfer of the Shares in favor of the Purchaser and issue the new share certificate.

3.

"General Meeting" shall signify the general stockholder meeting of Mineros Nacionales S.A stockholders.

4.

"External Advisor" shall signify Fiduciaria Colpatria S.A.

5.

 "Colombia" shall signify the Republic of Colombia.

6.

"Purchaser" shall signify the person, entity, or individual listed in Exhibit A to this Agreement.

7.

"Sellers' Bank Account" shall signify the checking or savings account or accounts notified by the Sellers to the Purchaser following the Award Conference, and by no later than three (3) business days prior to the Closing Date.

8.

"Financial Statements" shall signify the Mineros Nacionales S.A. financial statements cut off at December 31, 2007.

9.

"Proposal Guarantee Bond" shall signify the bond guaranteeing the seriousness of the proposal submitted by the Purchaser in Envelope No. 1 of the Proposal, which was awarded to such Purchaser.

10.

"Proposal" shall signify both Envelope No. 1 and Envelope No. 2 duly submitted by the Purchaser in accordance with the Sale and Award Regulation.

11.

"Pesos" or "$" shall signify the legal tender of Colombia.

12.

"Price of Shares to be Sold" shall signify the sum determined in Exhibit A to this Agreement.

13.

"Sale and Award Regulation" or "Regulation" shall signify the regulation issued by the Sellers, including all attachments and addenda made thereto.

14.

"Information Office" shall signify the place which contains, for consultation purposes, information relating to the financial, technical, and operative aspects, inventories, agreements and other matters relating to Mineros Nacionales S.A.

15.

"Closing Date" shall signify the date on which the Closing Proceedings take place, in accordance with the provisions set forth in number 1.2 of the Regulation.

Section 1.2.

Reference to legal provisions

Any reference to a legal provision shall include such provision, as amended, modified, or added to, to the extent that such amendment, modification, or addition is or may be applicable to any Article and/or Section of this Agreement.

Section 1.3

Interpretation

(a)

The titles or headings included in this document are for convenience purposes only and shall not affect the interpretation of this Agreement.

(b)

Unless the context requires otherwise, references to one Party to this Agreement shall include the authorized assignees and parties acquiring the rights and/or obligations of such Party.

(c)

Unless the context requires otherwise, references to an Exhibit, Article, Part, Appendix, or Section are references to the corresponding Exhibit, Article, Part, Appendix, or Section contained in this Agreement.

(d)

Unless the context requires otherwise, references in this Agreement to any other agreement, document or instrument are references to this Agreement or to such other agreement, document, or instrument, as amended periodically.

(e)

No rule contained in this Agreement shall apply to the detriment of any of the Parties, by virtue of the fact that such Party has been responsible in the preparation of this agreement.

ARTICLE II
PURCHASE AND SALE

Section 2.1

Stock Purchase and Sale

In accordance with the terms and subject to the conditions of this Agreement, on the Closing Date, the Sellers transfer ownership to the Purchaser, and the Purchaser acquires from the Sellers the Shares to be Sold at the Operation Price.

Section 2.2

Operation Price

The Operation Price is the Price of the Shares to be Sold.

Payment of the Operation Price by the Purchaser shall be made by means of deposit of funds in immediately available Pesos, by no later than one (1) business day prior to the Closing Date, in the Sellers' Bank Account, of the amount referred to in the preceding paragraph. Because the Price of the Shares to be Sold indicated in Exhibit A to this Agreement is expressed in United States dollars, for purposes of payment it shall be converted into Colombian pesos, taking as a conversion factor the representative market rate in force on the day on which payment is made.

Section 2.3

Closing

Transfer by the Sellers of the ownership of the Shares to be Sold to the Purchaser (the Closing)  shall take place in the city of Medellín on the date on which the Sellers issue the order of transfer of the Shares to be Sold in favor of the Purchaser. The Closing Date shall be April 29, 2008. Notwithstanding, the parties may extend the Closing Date by mutual and express agreement, which shall be given in writing, in which event the coverage of the Proposal Guaranty Bond shall be extended for a period of no less than the extension of this period.

ARTICLE III
SELLER REPRESENTATIONS

The Sellers hereby represent that the facts and circumstances indicated herein below are true, as at the Closing Date, and that they do not omit pertinent information with respect to the veracity thereof. They likewise represent that the only guarantees which they offer the Purchaser are those contained in this Agreement in the pertinent subparagraph.

Section 3.1

Organization of Mineros Nacionales S.A.

Mineros Nacionales S.A. is a duly organized business corporation, validly in existence in accordance with the laws of Colombia.

Section 3.2

Powers and capacity of the Sellers

The Sellers have full authorization and powers to execute this Agreement, perform their obligations, and complete and carry out the operations set forth herein.

Section 3.3

Mineros Nacionales S.A. share capital; ownership of the Shares to be Sold

Mineros Nacionales S.A. share capital is represented by ordinary shares. On the Closing Date, prior to making effective the purchase and sale of the Shares to be Sold, two hundred fifteen thousand one hundred ninety-nine (215,199) ordinary shares have been issued and are in circulation, and represent 100% of the subscribed and paid capital of Mineros Nacionales S.A. The entire number of the Shares to be Sold have been validly issued and are fully paid up. None of the Shares to be Sold were issued in violation of any rights of preference. No options, convertible securities, or other rights exist on the Mineros Nacionales S.A. share capital, or which obligate the Sellers or Mineros Nacionales S.A. to issue or sell any shares or other interests in Mineros Nacionales S.A.

Section 3.4

Ownership of the Shares to be Sold

The Sellers are the sole and exclusive owners of record and beneficiaries of the Shares to be Sold, which are free of all charges, liens, duties, limitations, or lawsuits of any sort whatsoever.

Section 3.5

Absence of conflicts

The execution and performance of this Agreement by the Sellers: (a) is not in conflict with any treaty, law, regulation, or court order obligating the Sellers or Mineros Nacionales S.A. and (b) has not given, nor will give rise to a noncompliance (nor will it give rise to any right of termination, cancellation, or rescission), in accordance with any agreement, title, or document to which the Sellers or Mineros Nacionales S.A. or any of their assets or property are a party or to which they are subject, with the exception of noncompliances (or rights of termination, cancellation, or rescission) with respect to which the necessary dispensations or consents have been obtained.

Section 3.6

Consents

All approvals and consents which the Sellers are required to obtain from social agencies, when applicable, have been obtained or submitted by the Sellers.

Section 3.7

Financial Statements and Information

The Sellers state that, to the best of their knowledge and belief, the Mineros Nacionales S.A. Financial Statements reasonably present its financial condition and have been prepared in accordance with generally accepted accounting practices and, in particular, based on the accounting regulations which govern in the respective jurisdiction, the preparation and submittal of such Financial Statements, and also in accordance with the laws and regulations and other applicable provisions, in accordance with the pertinent jurisdiction.

Section 3.8.

Indemnity in cases set forth by law

The Sellers shall liable for indemnity with respect to the Shares to be Sold.

Section 3.9

Profits declared and not paid in favor of the Sellers

As set forth in article 418 of the Code of Commerce, the Sellers reserve for themselves the dividends pending payment in their favor, corresponding to the profits declared at the General Meeting of Stockholders of the corporation which took place on January 16, 2008, during which meeting of the sum of eleven billion two hundred three million nine hundred fifty-one thousand two hundred eighty-one pesos ($11,203,951,281) in legal tender, corresponding to the profit from the 2007 fiscal year (seven billion five hundred thirty million five hundred forty-one thousand three hundred forty-three pesos ($7,530,541,343) in legal tender, and to profits withheld from prior fiscal years (three billion, six hundred seventy-three million, four hundred nine thousand nine hundred thirty-eight pesos ($3,673,409,938) in legal tender. The General Meeting of Stockholders authorized the Manager to agree with the Sellers, to whom dividends are owed, the payment of their credits by means of the delivery, in lieu of payment of (i) the installments of the Proyecto Sabaletas E.U. unipersonal corporation, in the amount of three billion, three hundred seventy million pesos  ($3,370,000,000.00) in legal tender, and (ii) the investments contained in the corporate portfolio, in the amount of seven billion eight hundred thirty-three million nine hundred fifty-one thousand two hundred eighty-one pesos ($7,833,951,281) in legal tender, which value is determined based on the historic value of the portfolio at December 31, 2007, in such a way that the loss, deterioration or improvement of this portfolio through the date of its transfer shall inure to the benefit of the Sellers. Such agreement in lieu of payment is hereby accepted by the Sellers. The Investment Portfolio comprises the Investments indicated below. Such dividends shall be paid to the Sellers within a maximum period of thirty (30) days as of the date they are declared by the General Meeting of Stockholders, namely, February 16, 2008.

TYPE OF INVESTMENT	December 31, 2007
HISTORIC VALUE
DTF	$1,853,422,210
IPC	$1,056,125,928
TF	$2,565,398,783
FIXED RATE USD	$396,634,982
TRM

VARIABLE RATE FUNDS	$829,931,726
REPO
FOREIGN STOCKS	$669,293,742
DOMESTIC STOCKS	$1,463,143,910
TOTAL	$8,833,951,281

3.10

Guarantees granted by the Seller with respect to hidden liabilities

The Sellers shall jointly and severally indemnify the Purchaser for one hundred percent (100%) of any hidden or contingent liability that is revealed during a period of two (2) years following the Closing Date. Hidden or contingent liability is understood to signify any liability which Mineros Nacionales S.A. is required to pay subsequent to the Closing Date, which originated prior to December 31, 2007, and which is not reflected in the Mineros Nacionales S.A. financial statements on that same cut-off date.

The indemnity for Hidden or Contingent Liabilities shall be subject to the following rules:

The Sellers are jointly and severally liable for the payment of the indemnity deriving from Hidden or Contingent Liabilities under the terms set forth in this agreement.

In the event Mineros Nacionales S.A., its managers, and/or stockholders are notified during the term set forth in this clause of the existence of a Hidden or Contingent Liability, Mineros Nacionales S.A. shall inform the Sellers in writing within a period of seven (7) calendar days, through Mineros S.A. with respect to the hidden or contingent Liability, in such a way that such Sellers may exercise their right to defense by means of clarification of the situation or by assuming the pertinent legal proceeding, in which event, in mutual agreement with Mineros Nacionales S.A., the judicial strategy shall be adopted, together with the designation of the legal representative and the definition of the fees thereof. Once the hidden liability is confirmed, or the pertinent legal decision, reconciliation agreement, or settlement is issued in which Mineros Nacionales S.A. is declared liable, or when the competent authority has affirmed a petition for which it is responsible, the Sellers shall have a period of ten (10) calendar days in which to pay to Mineros Nacionales S.A. the full amount of the Hidden or Contingent Liability, no filing of objections being admissible. In accordance with the preceding terms, and for the purpose of the effective collection of the indemnity herein agreed upon, the Purchaser and/or Mineros Nacionales S.A. are hereby expressly empowered to collect via executory proceeding the respective amount for which the Sellers are liable, the simple sworn statement of the existence of a Hidden or Contingent Liability and the submittal of this document being sufficient for the obligation herein set forth to be legally enforceable.

3.11

Commitment with respect to the management of Mineros Nacionales S.A. as of the Date of Award through the Closing Date

The Sellers undertake with respect to the Purchaser, as of the Date of Award through the Closing Date, not to authorize any contractual, administrative, legal, financial, commercial, or tax operation beyond the normal course of business, without the prior and express authorization of the Purchaser, in particular and including, but not limited to, undertaking financial obligations, disposing of furniture or property, dismissing personnel without due cause, engaging additional personnel that is not strictly necessary, executing long-term agreements or contracts, establishing medium- or long-term prices and/or discounts with Mineros Nacionales S.A. clients, increasing inventories unjustifiably, acquiring new fixed assets, disposing of mining securities, and in general any operation, act or business which may affect the status of the current net worth of Mineros Nacionales S.A.

Notwithstanding, the Sellers expressly reserve the right to order the Mineros Nacionales S.A. management to perform the following acts:

(i)

Assign its contractual position in the agreement to exploit the right to process approximately 140,000 tons of slag located in the Sabaletas property in the city of Titiribí, Antioquia department, executed with Luz Piedad Restrepo Liévano. Such assignment shall be carried out to the benefit of Proyecto Sabaletas E.U. without any payment or compensation whatsoever by the latter, and shall be completed by no later than thirty (30) business days following execution of the Award Conference.

(ii)

Assign its legal position in the agreement deriving from the negotiation of the proposed assignment agreement identified under number 6628 with the Antioquia Government Bureau of Mining Titles and Control for the technical exploitation and financial exploitation of a gold mine located within the jurisdiction of the cities of Barbosa, El Peñol, San Vicente, and Concepción. Such request was submitted together with Ezequiel Alejandro Llanes Cotes and is currently in the process of of being formalized with the Antioquia Government Bureau of Mining Titles and Control, as indicated in Resolution 12467 dated June 4, 2007, issued by that agency. The assignment shall be carried out to the benefit of the person determined by Mineros Nacionales S.A. without any payment or compensation whatsoever by the assignee, under the terms and within the periods set forth by the aforementioned Bureau.

ARTICLE IV
PURCHASER REPRESENTATIONS

The Purchaser hereby represents and warrants that the facts and circumstances set forth herein below are, on the Closing Date, true and do not omit any pertinent information with respect to the veracity thereof.

Section 4.1

Organization and powers of the Purchaser

The Purchaser is a duly organized corporation validly in existence in accordance with the laws of the country in which it is incorporated. The Purchaser has full corporate authority and power to enter into this Agreement and perform the obligations deriving hereunder. Performance of the obligations set forth in this Agreement for the account of the Purchaser have been duly authorized and do not require any other act by the Purchaser for the execution and performance of the obligations deriving from this Agreement. This Agreement has been duly signed and delivered by the Purchaser, constitutes a source of legal, valid, and mandatory obligations upon the Purchaser, enforceable upon the Purchaser in accordance with its terms, except to the extent that such enforceability may be limited by the laws on the matter of mandatory liquidation, insolvency, reorganization, delinquency, or other types of proceedings affecting the rights of creditors in general.

Section 4.2

Absence of conflicts

Assuming that all the consents, approvals, and authorizations have been obtained, the execution and performance of the obligations set forth in this Agreement for the account of the Purchaser are not, nor shall be: (a) in conflict with any treaty, law, regulation, or legal order obligating the Purchaser; (b) in conflict with any provision of the Purchaser's by-laws (or other similar charter documents); and (c) as a result thereof, has not given, nor will give rise to any noncompliance (nor will give rise to any right of termination, cancellation, or rescission) of any agreement or other document to which the Purchaser is a party or to which such Purchaser, its assets, and property are subject, with the exception of those noncompliances (or rights of termination, cancellation, or rescission) with respect to which the necessary dispensations or consents have been obtained with respect to the capacity of the Purchaser to perform its obligations set forth in this Agreement.

Section 4.3

Consents

All the approvals and consents which the Purchaser is required to obtain in relation to the execution and performance of this Agreement have been obtained or submitted by the Purchaser.

Section 4.4

Litigation

No legal actions, procedures, suits, or arbitration pending resolution exist against the Purchaser or, to the best of its knowledge and belief, in the event same are resolved against such Purchaser, would prevent the performance by the Purchaser of its obligations set forth in this Agreement.

Section 4.5

Adequate financing

The Purchaser possesses the resources necessary or a firm commitment for the supply of the resources necessary to pay the Operation Price and the resources were legally obtained or derived from the exercise of an activity permitted under the laws of Colombia.

Section 4.6

Basis for decisions

The Purchaser hereby recognizes that: (a) it had adequate and sufficient access to the books and records, the facilities, property, management of Mineros Nacionales S.A., and the Information Office; (b) has carried out all the independent analyses, research, and consultations necessary to determine the activities, financial situation, legal situation, and status of Mineros Nacionales S.A. affairs; (c) has taken into account the economic, social, political, and security conditions in Colombia, under which Mineros Nacionales S.A. is required to provide service; and (d) its decision to purchase the Shares to be Sold is based exclusively on its own analysis, research, and statements included in Article III, subject to the limitations contained in Article III.

Section 4.7

Purchaser's guarantees to Mineros S.A. for the hedge agreements performance guarantee

The Purchaser undertakes, once this agreement has taken effect and the transfer of the shares has been carried out, to hold Mineros S.A. harmless for any claim deriving from the hedge agreements executed with INTL Commodities, INC. Consequently, in the event Mineros S.A. is ordered to pay any sum whatsoever by virtue of such agreements, the Purchaser shall immediately restore, at the requirement of Mineros S.A., the sum which has been paid by the latter. Likewise, if applicable, the Purchaser undertakes to be responsible for all the expenses incurred in the legal defense required by Mineros S.A. by virtue of such claim.

ARTICLE V
ACTIONS TO BE CARRIED OUT AT THE CLOSING

Section 5.1

Actions by the Sellers

The Sellers shall, within five (5) business days following the Award Conference and for probative purposes only, sign two (2) copies of this agreement, to be received by each of the parties.

The Sellers shall, on the Closing Date and upon receipt of the confirmations of the payment of the portions in cash of the Operation Price as set forth in Section 2.2, perform the following actions:

(i) Share Certificates and Operation Price. (A) Order Mineros Nacionales S.A. to record the Purchaser as a stockholder in the Mineros Nacionales S.A. stockholder registry. (B) Order Mineros Nacionales S.A. to deliver to the Purchaser the new share certificates in substitution of those which represented the Shares to be Sold, free of all charges or limitations of possession; (C) Deliver to the Purchaser a certificate issued by the Mineros Nacionales S.A. Auditor indicating the stock composition of Mineros Nacionales S.A. once the Shares to be Sold are recorded in the name of the Purchaser, and

(ii) Proposal Guarantee Bond. Shall return to the Purchaser the Proposal Guarantee Bond.

Section 5.2

Actions by the Purchaser

The Purchaser shall, at least one business day prior to the Closing Date, pay the Operation Price as set forth in Section 2.2.

ARTICLE VI
GENERAL PROVISIONS

Section 6.1

Communications

All communications, notifications, requests, claims, suits, and other notices which are required to be given under this Agreement shall be in given in writing. To be considered validly made, they shall be given by one of the following methods: (i) delivery in person; (ii) message service or registered or certified mail (with postage paid and acknowledgement of receipt required by the issuing Party), to the respective Parties at the domiciles set forth herein below (or to such domicile as one Party may indicate in a notice given in accordance with this Section 6.1), or (iii) by fax or e-mail to the respective parties at the fax numbers and e-mail addresses set forth herein below (or to such fax number of e-mail address which one Party may indicate in a notice sent in accordance with this Section 6.1), which shall be understood to be received on the following business day, provided (a) confirmation of receipt by the receiving machine or addressee of the e-mail has been obtained from the fax or e-mail address used; or (b) a copy has been forwarded by certified mail within two (2) business days following the fax or e-mail. In all cases, communications, notifications, requests, claims, suits, and other notices shall be understood to have been given on the day following the day on which they are delivered or sent, as may be the case.

(a) To the Sellers:
Carrera 43 A # 14 – 109, 6th Floor, Edificio Nova Tempo, Medellín
Telephone: 266 57 57
Fax: 268 28 58
E-Mail: buribe@mineros.com.co
Attention: Beatriz Uribe Restrepo

(b) To the Purchaser

Section 6.2

Taxes

This Agreement is exempt from stamp tax, under the terms of Article 530 of the Tax Law.

Section 6.3

Communications to the public

The Parties shall coordinate together with respect to the public announcement of the obligations set forth in this Agreement.

Section 6.4

Severability

In the event any of the terms or provisions of this Agreement prove to be invalid, illegal, or unenforceable in accordance with any treaty, law, or regulation, all the remaining terms and provisions contained in this Agreement shall, however, remain in full force and effect, provided that this Agreement is not affected in such a way as to have an adverse effect on any of the Parties. When it is determined that any of the terms or provisions are invalid, illegal, or unenforceable, the Parties shall negotiate in good faith the modification to this Agreement, in order to reflect, to the maximum degree possible, their original intention in an acceptable form in order for the obligations set forth in this Agreement to be performed, to the maximum degree possible in the manner originally set forth.

Section 6.5

Arbitration Clause

The Parties agree that any dispute or controversy which may arise between such Parties with respect to this Agreement, including but not limited to those deriving from its execution, performance, or termination and cancellation, and which cannot be resolved amicably between the Parties, shall be submitted to the decision of an arbitration court designated by the Arbitration and Conciliation Center of the Bogotá Chamber of Commerce, from a list of arbitrators in such center. The court shall be governed by Decree 2279 of 1989, Law 23 of 1991, Decree 2651 of 1991, Law 446 of 1998, Decree 1818 of 1998 and all the provisions and regulations which complement, modify, or substitute same, and the following rules shall be followed: a) the arbitration court shall comprise three (3) arbitrators, designated by common accord by the Parties, within a period of thirty (30) business days and, in the event of disagreement, they delegate the designation to the Arbitration and Conciliation Center of the Bogota Chamber of Commerce; b) the internal organization of the court, as well as the applicable costs and fees, shall be subject to the rules set forth for such purpose by the Arbitration and Conciliation Center of the Bogota Chamber of Commerce; c) the court shall meet in the Arbitration and Conciliation Center of the Bogota Chamber of Commerce; and d) the court shall render a decision at law.

Section 6.6

Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject hereof, and supersedes and invalidates all prior agreements and commitments, both written and verbal, between the Sellers and the Purchaser with respect to the purpose of this Agreement.

Section 6.7

Assignment

This Agreement shall not be assigned by the Purchaser without the express written consent of the Sellers, who may grant or refuse such consent at their exclusive discretion.

Section 6.8

Absence of third party beneficiaries

This Agreement generates obligations only in favor of the Parties and their authorized assignees, and to the benefit thereof; nothing set forth in this Agreement, either expressly or implicitly, is intended to confer, nor shall it confer to any other Person any right, benefit, or legal recourse of any nature whatsoever, under this Agreement or by virtue hereof.

Section 6.9

Modifications

This Agreement shall not be amended or modified except by a written instrument signed by the Sellers and the Purchaser or on behalf of same.

Section 6.10

Exemptions and waivers

The failure to exercise any of the rights of a Party under this Agreement shall not constitute a waiver of such rights.

Section 6.11

Declaration of delinquency

The Parties expressly waive the legal requirement for the declaration of delinquency in the event of noncompliance with any of the obligations set forth herein.

Section 6.12

Governing Law

(a)

This Agreement shall be governed by the laws of Colombia, and shall be construed in accordance therewith.

(b)

This Agreement shall be signed in Spanish. Any translation thereof to any other language which may be prepared by one or more of the Parties, or on behalf of such Parties, shall be exclusively for reference purposes, shall not obligate in any way any of the Parties and shall have no legal value or effect, nor shall it limit or affect in any way the rights and obligations of the Parties as set forth in this Agreement.

Section 6.13

Copies

The Parties may sign this Agreement in one or more copies, each of which, having been signed, shall constitute an original and all of which together shall constitute one sole and single agreement.

Section 6.14

Specific performance

The Parties agree that in the event of noncompliance of any provision of this Agreement under the terms set forth, the Parties shall have the right to require the specific performance of the terms hereof.

In witness whereof, the Sellers and the Purchaser, through their authorized representatives have executed this agreement on the date and in the place at which the Award Conference takes place.

The Sellers:

/s/ Beatriz Uribe Restrepo	/s/ Alvaro Escobar Restrepo
Mineros S.A.	Alvaro Escobar Restrepo

/s/ Carlos Pacheco Devia	(Carlos Pacheco Devia, as general proxy of
Eduardo Pacheco Cortés	Eduardo Pacheco Cortés)

/s/ Rodrigo Vasquez Mejía
Rodrigo Vasquez Mejía

/s/ Alberto Velasquez Echeverri
Alberto Velasquez Echeverri

/s/ Santiago Vasquez Haupt
Santiago Vasquez Haupt

/s/ Beatriz Uribe Restrepo	(on behalf of Alberto Mejía Hernández)
Alberto Mejía Hernández

/s/ Carlos Urrutia Valenzuela
Carlos Urrutia Valenzuela

/s/ Carlos Urrutia Valenzuela	(on behalf of Juan Manuel Urrutia Valenzuela)
Juan Manuel Urrutia Valenzuela

The Purchaser

/s/ Ian G. Park
Minera de Caldas S.A.

EXHIBIT A
STOCK PURCHASE AGREEMENT
PROCEEDING FOR SALE OF THE SHAREHOLDER PARTICIPATION IN THE CORPORATION
MINEROS NACIONALES S.A.

The Purchaser:  is the corporation Compania Minera de Caldas S.A., commercial company duly established by means of public instrument number 1463 dated August 4, 2005, issued in the Notarial Office 25 of the Medellin District and clarified by means of public instrument number 1559 dated August 16, 2005, issued in the Notarial Office 25 of the Medellin District, with domicile in the city of Medellin, duly registered at the Commercial Chamber of Medellin, represented in this proceeding by Ian G. Park in his capacity as Manager and Legal Representative and duly authorized by the Managing Board of the corporation as verified in the record number 024 dated January 18, 2008 of that body.

Price of the Shares for Sale:  is the amount in Colombian pesos equal to THIRTY-FIVE MILLION DOLLARS OF THE UNITED STATES OF AMERICA (US$ 35,000,000.00), converted at the representative market rate on the day of payment.